FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

27 September 2024

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 ('EUWA') IN RELATION TO THE NOTES REFERRED TO HEREIN.

HSBC HOLDINGS PLC
NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

US$900,000,000 10.176% Subordinated Step-up Cumulative Notes due 2040
ISIN Code: XS0110631016

(the 'Notes')

Notice is hereby irrevocably given to the holders of the Notes (the 'Noteholders') that, pursuant to Condition 4(d) (Make Whole Redemption at the option of the Issuer) of the terms and conditions of the Notes, on 31 October 2024 (the 'Call Settlement Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Notes at an amount equal to the higher of (i) the nominal amount of the Notes to be redeemed together with Accrued Interest and (ii) the Make Whole Amount, all in accordance with the terms and conditions of the Notes.

Noteholders should look to the relevant clearing systems through which their Notes are held for repayment on the Call Settlement Date.

The listing of the Notes on the Official List of the Financial Conduct Authority and the admission of the Notes to trading on the Main Market of the London Stock Exchange plc will be cancelled on or around the Call Settlement Date.

Capitalised terms used but not otherwise defined herein shall have the relevant meanings given to them in the terms and conditions set out in schedule 4 (part A) to the fiscal agency agreement relating to the Notes dated 17 April 2000 as amended or supplemented from time to time, copies of which are available for inspection at the specified offices of each Paying Agent.

Investor enquiries to:
Greg Case                            +44 (0) 20 7992 3825                   investorrelations@hsbc.com

Media enquiries to:
Press Office                          +44 (0) 20 7991 8096                         pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 60 countries and territories. With assets of US$2,975bn at 30 June 2024, HSBC is one of the world's largest banking and financial services organisations.

This announcement is released by HSBC Holdings plc and contains information that qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 as it forms part of the domestic law of the United Kingdom by virtue of the EUWA ('UK MAR'), encompassing information relating to the notes referred to above. For the purposes of UK MAR, this announcement is made by Greg Case, Head of Fixed Income Investor Relations, on behalf of HSBC Holdings plc.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 27 September 2024